
08003254

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 13 June 2008
RG/rmj7521
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses that Garmore has 3.04% of voting rights	11 June 2008	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

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GIVAUDAN SAYS GARMORE HAS 3.04% OF VOTING RIGHTS Page 1/1

The attached is an image reproduction of a press release issued by Givaudan SA and received via e-mail. The release was confirmed by the sender.

-0- Jun/11/2008 13:09 GMT

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Garmore Investment Ltd, Gartmore House, 8 Fenchurch Place, London, EC3M 4PB, England, an investment management company, has notified Givaudan SA, 5, chemin de la Parfumerie, 1214 Vernier, Switzerland, that it held, through the acquisition of shares on 5 June 2008, a total of 221'233 Givaudan SA's registered shares, representing potentially 3.04% of voting rights.

For further information please contact: Roberto Garavagno, Deputy Group Counsel, Givaudan SA, 5, ch. de la Parfumerie, 1214 Vernier Suisse. Tel : +41 22 780 9646 Fax : +41 22 780 91 96. E-mail: roberto.garavagno@givaudan.com

END